CUSIP No. 78027P109	Page 1 of 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ROYAL FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78027P109
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 78027P109	Page 2 of 23

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 83,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 83,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 3 of 23

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 44,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 44,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 4 of 23

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 47,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 5 of 23

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 189,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 189,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 6 of 23

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 47,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 7 of 23

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 8 of 23

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 9 of 23

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 10 of 23

1		NAME OF REPORTING PERSON PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 10,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 78027P109	Page 11 of 23

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 61,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 61,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 12 of 23

Item 1.	Security and Issuer

        The initial Schedule 13D, dated January 24, 2005, was filed with the Securities and Exchange Commission on January 31, 2005 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated October 7, 2005, was filed with the Securities and Exchange Commission on October 12, 2005. Amendment No. 2 to the Initial Schedule 13D, dated June 25, 2007, was filed with the Securities and Exchange Commission on June 26, 2007 (“Amendment No. 2”). This Amendment No. 3 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Royal Financial, Inc. (the “Company” or “Royal Financial”). The address of the principal executive offices of the Company is 9226 South Commercial Avenue, Chicago, Illinois 60617.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 2 as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”);

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”);

CUSIP No. 78027P109	Page 13 of 23

•	John W. Palmer and Richard J. Lashley, as (1) individuals, (2) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and (3) members of the Board of Directors of PL Capital Offshore; and

•	Richard J. Lashley, individually through his Individual Retirement Account (“IRA”).

        (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore. Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer individually; and

(4)	shares of Common Stock held by Mr. Lashley through his IRA.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Mr. Lashley’s IRA is 2 Trinity Place, Warren New Jersey 07059.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 78027P109	Page 14 of 23

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 250,800 shares of Common Stock of Royal Financial acquired at an aggregate cost of $3,025,306.

        The amount of funds expended by Financial Edge Fund to acquire the 83,000 shares of Common Stock it holds in its name was $1,000,300. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 44,900 shares of Common Stock it holds in its name was $534,457. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 61,900 shares of Common Stock it holds in its name was $766,845. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 10,000 shares of Common Stock it holds in its name was $116,025. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 47,000 shares of Common Stock it holds in its name was $557,493. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 2,000 shares of Common Stock he holds in his name was $25,066. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley in his IRA to acquire the 2,000 shares of Common Stock he holds in his name was $25,120. Such funds were provided from funds in Mr. Lashley’s IRA.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America Securities Corp., if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

CUSIP No. 78027P109	Page 15 of 23

Item 4.	Purpose of Transaction

        The PL Capital Group owns 9.7% of the Company, based upon the Company’s aggregate outstanding 2,574,639 shares of Common Stock. PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the value of the Common Stock. In a letter dated July 5, 2007, from PL Capital to the Board of Directors of Royal Financial, PL Capital requested that Royal Financial expand its Board of Directors by one seat and add PL Capital representative John W. Palmer (a copy of this letter is attached to this Amended Schedule 13D as Exhibit 2). In a letter dated July 27, 2007, from Alan Bird, the Royal Financial Chairman of the Board of Directors, to PL Capital, Royal Financial informed PL Capital that Royal’s Board had declined to add Mr. Palmer to the Board (a copy of this letter is attached to this Amended Schedule 13D as Exhibit 3). In a letter dated July 31, 2007 (a copy of this letter is attached to this Amended Schedule 13D as Exhibit 4, along with a related press release attached to this Amended Schedule 13D as Exhibit 5), from PL Capital to Mr. Bird, PL Capital informed Royal Financial, among other things, that:

•	PL Capital intends to run a proxy contest for board seats in 2008;

•	Mr. Bird should resign immediately as Chairman of the Board of Directors because Mr. Bird is not an independent member of the Board;

•	The current composition of the Board of Directors (five directors, of which two, and arguably three, are not independent) leaves the Board and its individual members open to legal challenges; and

•	The Board of Directors may have violated Royal Financial’s certificate of incorporation and by-laws by suspending Mr. Donald Moll as a director, thereby leaving the Board and its individual members open to legal challenges.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although it has no present intention of acquiring more than 9.9% of the Common Stock. Members of the PL Capital Group may dispose of some or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 78027P109	Page 16 of 23

Item 5.	Interest in Securities of the Company

        The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,574,639, reported as the number of outstanding shares as of April 30, 2007 on the Company’s Form 10-QSB filed May 15, 2007.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

CUSIP No. 78027P109	Page 17 of 23

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made no purchases or sales of Common Stock in the past 60 days.

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Offshore over the shares of Common Stock that PL Capital Offshore holds.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 78027P109	Page 18 of 23

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 78027P109	Page 19 of 23

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days.

(K)	Richard Lashley’s IRA

(a)-(b)	See cover page.

(c)	Richard Lashley’s IRA has made no purchases or sales of Common Stock in the past 60 days.

(d)	Mr. Lashley is the sole beneficiary of his IRA and has sole voting and dispositive power with regard to the shares of Common Stock held by the IRA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any. Mr. Lashley is the sole beneficiary of his IRA.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 78027P109	Page 20 of 23

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc., dated July 5, 2007.
3	Letter from Chairman of the Board of Directors of Royal Financial, Inc. to PL Capital, LLC, dated July 27, 2007.
4	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc., dated July 31, 2007.
5	Press Release dated August 2, 2007.

*Previously filed.

CUSIP No. 78027P109	Page 21 of 23

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 22 of 23

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 23 of 23

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Exhibit 2

July 5, 2007	VIA TELEFAX AND OVERNIGHT MAIL

Members of the Board of Directors
Royal Financial, Inc.
c/o Mr. Alan Bird, Chairman
9226 South Commercial Avenue
Chicago, IL 60617

Dear Members of the Board:

During a discussion with Mr. Bird today, we requested that Royal Financial increase the size of its board of directors by one member, in order to add John W. Palmer. Mr. Bird asked that we make the request in writing.

John Palmer is a co-founder and principal of PL Capital LLC, and the beneficial owner of 248,800 shares, or 9.7% of Royal Financial’s outstanding shares. PL Capital has owned these shares continuously since shortly after Royal Financial went public. PL Capital is an investment management firm which specializes in banks and thrifts, such as Royal Financial.

Why are we asking for board representation? Why now?

•	We want to be involved directly in the board’s deliberations on the recently disclosed alleged irregularities by President and CEO Donald A. Moll;
•	Once the investigation is complete, we want direct involvement in the board’s deliberations over the CEO position and the resulting impact on other executive officers and the Company;
•	As the Company approaches the three year anniversary of going public, we want to be involved in the decision making over the strategic direction of the Company;
•	We normally seek board representation whenever we own as a high a percentage as we do in Royal Financial;
•	We believe other shareholders share our concerns about the impact of recently disclosed events and would support the Company’s decision to increase the size of the board and add a representative of a large shareholder to the board;
•	John Palmer has prior experience serving on thrift and bank boards, including as Chairman of Security Federal Bancorp Inc., a similarly sized thrift as Royal Financial in the Chicagoland area;
•	John Palmer has relevant prior experience serving as an independent board member on a special investigative committee of a public company that was investigating allegations made against other board members and senior executives;

Exhibit 2

•	John Palmer is a CPA (12 years at KPMG in Detroit and Chicago) and qualifies as an audit committee financial expert;
•	John Palmer would be an independent member of the board with no personal, social or business ties to Mr. Moll or any other board member;
•	John Palmer’s presence on the board would significantly improve the currently weak corporate governance profile of the Company (there are too few board members, there are too few independent members of the board, the Chairman of the board is not independent, two other members of the board are former senior executives, etc.);
•	John Palmer is intimately familiar with the Chicagoland banking industry and has 25 years of experience in serving the banking industry nationwide;
•	John Palmer is actively involved in civic activities in the Chicagoland area;
•	John Palmer is an expert at bank and thrift industry mergers, acquisitions and valuation;
•	Since John Palmer’s full time profession is investing in bank and thrift stocks, he has valuable expertise, and since he lives in the area, he will be able to dedicate whatever time is needed to serve the board and the Company; and
•	Increasing the size of the board to add Mr. Palmer avoids the Company wasting time, effort and money on a proxy contest, litigation, etc., and allows the existing board members to remain.

Given that the investigative process is underway, we request that the board take this request under consideration in the next few days. We would be pleased to provide references to the board and have John meet the board members.

We look forward to your response. Please feel free to call John at 630-848-1340 or me at 973-360-1666 at any time.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

Exhibit 3

Royal Financial, Inc.
9226 S. Commercial Avenue
Chicago, Illinois 60617

July 27, 2007

VIA FACSIMILE AND REGULAR MAIL

Mr. Richard Lashley
Principal
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, Illinois 60540

Re:	Royal Financial, Inc.

Dear Mr. Lashley:

        We are in receipt of your letter dated July 5, 2007, to the Board of Directors of Royal Financial, Inc. (“Royal”), whereby you, on behalf of PL Capital, LLC, one of Royal’s largest stockholders, request that Royal increase the size of its Board by one member, and that the Board of Directors appoint your colleague, Mr. John W. Palmer, who is also a principal of PL Capital, to the Board. This letter is in response to your written request as well as the subsequent conversations you and I have had regarding this matter.

        The Board of Directors has considered your request, and while we greatly appreciate your firm’s, and your and Mr. Palmer’s, continued support of and interest in the management and oversight of the Company going forward, at this time the Board has determined not to appoint Mr. Palmer to Royal’s Board of Directors.

        As I have previously mentioned to you, the investigation regarding the circumstances and issues relating to the suspension of Mr. Donald Moll, Royal’s Chief Executive Officer, is continuing, and we expect it to be concluded and a preliminary report delivered to the Audit Committee of the Board within the next few weeks.

        At the time Royal determines it is both appropriate and necessary to publicly disclose the results of the investigation and/or any changes it does decide to make in the composition of its Board of Directors, we will promptly inform you of the same.

Mr. Richard Lashley
July 27, 2007

        Again, I appreciate your continued support of Royal and our ongoing dialog in that regard. If you have any questions or would care to discuss this matter further, please don’t hesitate to contact me at my office. I can be reached at 815-858-2457.

Very truly yours,
/s/ Alan W. Bird
Alan W. Bird
Chairman of the Board
Royal Financial, Inc.

Exhibit 4

[LOGO OMITTED]

July 31, 2007	VIA TELEFAX AND OVERNIGHT MAIL

Mr. Alan Bird, Chairman
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617

Dear Mr. Bird:

I was disappointed to receive your letter dated July 27, 2007, in which you notified me that Royal Financial’s board of directors had declined PL Capital’s request to appoint my partner, John Palmer, to Royal Financial’s board of directors. As you know, we feel strongly that Royal’s board would be enhanced by the addition of Mr. Palmer, an experienced banking industry professional and advocate for shareholder’s rights and strong corporate governance.

Royal Financial’s board is facing numerous challenges, and the decisions it makes in the next few weeks and months will have a significant impact on Royal’s shareholders and other stakeholders.

Since the board has declined to permit us to be involved directly in the corporate governance of Royal, we have the following observations and suggestions for the board to consider. In our view:

•	Royal’s board of directors lacks a sufficient number of directors (five, excluding suspended director Moll).
•	Royal’s board lacks a sufficient number of independent directors. Currently, only three board members are independent, and one of those three is arguably not independent, since he was the former CEO of the bank until 2003.
•	Royal’s corporate governance would be enhanced by the addition of new board members with no connection to any of the current officers and board members.
•	The composition of the current board leaves the board and its individual members open to legal challenges.
•	Given your status as a non-independent director, you should resign as Chairman of the Board, or at a minimum, give up your salaried position with the Company.

Exhibit 4

•	While we have no view on the allegations made against CEO Donald Moll, it appears that Royal Financial prematurely suspended Donald Moll as an officer of Royal, given that the investigation was incomplete at the time and it would not have taken long to complete the investigation.
•	It appears that the suspension of Mr. Moll as a director may have violated Royal Financial’s certificate of incorporation and by-laws.
•	If he is exonerated, it will be difficult for Mr. Moll to come back to work at Royal after the way the situation was handled.
•	If Mr. Moll is exonerated, Royal will be at substantial financial risk for legal action by Mr. Moll.
•	If Mr. Moll is permanently relieved of his duties for cause, we suggest that an interim CEO be appointed from within the Company.
•	Royal Financial’s current and prospective earnings and growth are not sufficient to justify Royal Financial remaining independent, regardless of who is CEO.
•	We suggest that the board take actions now to prepare Royal Financial for a sale regardless of the results of the investigation. It is our understanding that the state charter under which Royal operates does not prohibit the board from pursuing the sale of Royal at this time and even if the charter requires a three year waiting period, the three year anniversary is January 2008.

We would be pleased if the board would reconsider its decision to deny Mr. Palmer a seat on Royal’s board. If the board does not appoint Mr. Palmer to the board, PL Capital will have no choice but to run a proxy contest for board seats in 2008.

PL Capital LLC and its affiliates are the beneficial owner of 250,800 shares, or 9.7% of Royal Financial’s outstanding shares. PL Capital and its affiliates have owned these shares continuously since shortly after Royal Financial went public.

Please feel free to call me at 973-360-1666 or John Palmer at 630-848-1340 at any time.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

Exhibit 5

PL Capital, LLC Announces Suggested Actions for Royal Financial, Inc.

Naperville, IL August 2, 2007: In a letter dated July 31, 2007, PL Capital, LLC informed Mr. Alan Bird, the Chairman of the Board of Directors of Royal Financial, Inc. (NASDAQ: RYFL), that PL Capital is disappointed that Royal Financial’s board of directors declined PL Capital’s request to appoint Mr. John Palmer to Royal Financial’s board of directors. Royal Financial is the holding company of Royal Savings Bank (the “Bank”). Mr. Palmer, an experienced banking industry professional and advocate for shareholder’s rights and strong corporate governance, is a principal of PL Capital. PL Capital and its affiliates own 9.7% of Royal Financial.

PL Capital sought the board seat for Mr. Palmer because Royal Financial is facing numerous strategic, legal and financial challenges, and the decisions its board of directors will make in the next few weeks and months will have a significant impact on Royal Financial’s shareholders and other stakeholders. PL Capital also informed Royal Financial that it currently intends to run a proxy contest for board seats at the 2008 Annual Meeting of Royal Financial’s stockholders if Mr. Palmer is not appointed to the Board of Directors. PL Capital hopes that Royal Financial will avoid the expense and distraction of a proxy contest by adding Mr. Palmer to its board.

In addition, PL Capital made the following observations and recommendations to Royal Financial’s board of directors:

•	Royal Financial’s board of directors lacks a sufficient number of directors (five, excluding suspended director CEO Donald Moll).
•	Royal Financial’s board lacks a sufficient number of independent directors. Currently, only three board members are independent, and one of those three is arguably not independent, since he was the former CEO of the Bank until 2003.
•	Royal Financial’s corporate governance would be enhanced by the addition of new board members with no connection to any of the current officers and board members.
•	The composition of the current board leaves the board and its individual members open to legal challenges.
•	Given Mr. Bird’s status as a non-independent director, he should resign as Chairman of the Board, or at a minimum, give up his salaried position with Royal Financial.
•	While PL Capital has no view on the allegations made against CEO Donald Moll, it appears that Royal Financial prematurely suspended Mr. Moll as an officer of Royal, given that the investigation was incomplete at the time and it would not have taken long to complete the investigation.

Exhibit 5

•	It appears that the suspension of Mr. Moll as a director may have violated Royal Financial’s certificate of incorporation and by-laws.
•	If Mr. Moll is exonerated, it will be difficult for Mr. Moll to come back to work at Royal Financial given the way the situation was handled.
•	If Mr. Moll is exonerated, Royal Financial will be at substantial financial risk for legal action by Mr. Moll.
•	If Mr. Moll is permanently relieved of his duties for cause, PL Capital suggests that an interim CEO be appointed from within Royal Financial.
•	Royal Financial’s current and prospective earnings and growth are not sufficient to justify Royal Financial remaining independent, regardless of who is CEO.
•	PL Capital suggests that the board take actions now to prepare Royal Financial for a sale regardless of the results of the investigation. It is PL Capital’s understanding that the state charter under which Royal operates does not prohibit the board from pursuing the sale of Royal at this time and even if the charter requires a three year waiting period, the three year anniversary is in January 2008.

As stated earlier, Royal Financial is the holding company of the Bank. The Bank is engaged in the business of retail banking, with operations conducted through its main office located in Chicago, Illinois and four branch offices located in Chicago, Frankfort and Lansing, Illinois and Schererville, Indiana. PL Capital LLC is an investment management firm specializing in the banking industry.

Contact:	Mr. John Palmer, PL Capital LLC: 630-848-1340 Mr. Richard Lashley, PL Capital LLC: 973-360-1666